EXHIBIT 99.19

This STOCK SUBSCRIPTION AND PURCHASE AGREEMENT, dated as of March ___, 2003 (the “Agreement”), is made and entered into by and among HEALTHMONT OF TEXAS, INC., a Tennessee corporation (“HealthMont of Texas”), and those individuals indicated and set forth on the signature page hereof and on Exhibit A hereto, or their assignees or designees (individually, a “Purchaser,” and collectively, the “Purchasers”).

WITNESSETH:

WHEREAS, HealthMont of Texas owns all of the outstanding membership interests of HealthMont of Texas I, LLC, a Tennessee limited liability company that owns and operates the assets comprising the Dolly Vinsant Memorial Hospital located in San Benito, Texas (the “Hospital”);

WHEREAS, HealthMont of Texas is currently a wholly-owned subsidiary of HealthMont, Inc., a Tennessee corporation (“HealthMont”);

WHEREAS, HealthMont intends to distribute to Timothy S. Hill (“Hill”) all of the capital stock of HealthMont of Texas (the “Divestment”);

WHEREAS, following completion of the Divestment, Hill will own all of the outstanding shares of capital stock of HealthMont of Texas, consisting of 1,000 shares of common stock, $0.01 par value per share, of HealthMont of Texas (the “Common Stock”);

WHEREAS, immediately following the Divestment, and prior to the completion of the transactions contemplated herein, HealthMont of Texas will complete a recapitalization pursuant to a plan of recapitalization in substantially the form attached as Exhibit B hereto (“Recapitalization”), which will provide for, among other things, the authorization and issuance of shares of Class C common stock, $0.01 par value per share (the “Class C Shares”), through an amendment and restatement of the charter of HealthMont of Texas in substantially the form included as part of Exhibit B (the “Amended and Restated Charter”);

WHEREAS, following the completion of the Divestment and the Recapitalization, HealthMont of Texas desires to issue to the Purchasers, and the Purchasers desire to purchase from HealthMont of Texas, that number of Class C Shares set forth beside each Purchaser’s name on Exhibit A hereto, all on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing and of the representations, warranties, covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

Section 1.      Authorization. Subject to the completion of the Recapitalization and the filing of the Amended and Restated Charter, HealthMont of Texas shall have, on or prior to the Closing (as herein defined), duly authorized the issuance, sale and delivery of the Class C Shares.

Section 2.      Sale and Purchase of Class C Shares; Closing.

Section 2.1    Sale and Purchase of Class C Shares. Subject to the terms and conditions of this Agreement, each Purchaser agrees to purchase, and HealthMont of Texas agrees to issue, sell and deliver to each Purchaser at the Closing, the number of Class C Shares set forth beside each Purchaser’s name on Exhibit A hereto, for a purchase price equal to such purchase price set forth beside each Purchaser’s name on Exhibit A hereto.

Section 2.2    Closing. The closing of the sale and purchase of the Class C Shares shall take place at the offices of Stokes Bartholomew Evans & Petree, P.A., 424 Church Street, Suite 2800, Nashville, Tennessee 37219, immediately following the closing of the Merger or at such other time or date thereafter or at a place as HealthMont of Texas and the Purchasers shall mutually agree (which time, date and place are referred to in this Agreement as the “Closing” or the “Closing Date”). At the Closing, HealthMont of Texas shall deliver to each Purchaser the number of Class C Shares as set forth beside such Purchaser’s name on Exhibit A hereto validly issued against payment of the purchase price set forth beside such Purchaser’s name on Exhibit A hereto, therefor by wire transfer or such other immediately available funds as may be mutually agreed upon to an account designated by HealthMont of Texas.

Section 3.      Conditions Precedent to Closing.

Section 3.1    Conditions Precedent to Obligations of HealthMont of Texas. HealthMont of Texas’s obligations to consummate the transactions described in this Agreement are subject to the satisfaction or waiver of the following conditions prior to or at the Closing:

(a)       The representations and warranties of each Purchaser contained in this Agreement or in any certificate or document delivered pursuant to the provisions hereof, or in connection with the transactions contemplated hereby, shall be true in all material respects at and as of the Closing Date, as though each such representation or warranty was made at and as of such time;

(b)       Each Purchaser shall have delivered or caused to be executed and delivered to HealthMont on the Closing Date the items required by this Agreement;

(c)       HealthMont of Texas shall have completed the Recapitalization, including the filing of the Amended and Restated Charter;

(d)       Heller Healthcare Finance, Inc., a Delaware corporation (“Heller”), shall have consented to the Divestment and shall have released any and all encumbrances related to the capital stock and assets of HealthMont of Texas and shall have released HealthMont of Texas from any liability or obligation to Heller; and

(e)       The Divestment shall have been completed.

Section 3.2    Conditions Precedent to Obligations of the Purchasers. Each Purchaser’s obligation to consummate the transactions described in this Agreement is subject to the satisfaction or waiver of the following conditions prior to or at the Closing:

(a)       Each of the representations and warranties of HealthMont of Texas contained in this Agreement shall be true in all material respects at and as of the Closing Date, as though each such representation or warranty was made at and as of such time;

(b)       HealthMont of Texas shall have performed and complied with all covenants, agreements and obligations required by this Agreement to be performed or complied with by it prior to or at the Closing Date;

(c)       The consummation of the transactions contemplated hereby shall not violate any applicable law;

(d)       HealthMont of Texas shall have completed the Recapitalization, including the filing of the Amended and Restated Charter;

(e)       Heller shall have consented to the Divestment and shall have released any and all encumbrances related to the capital stock and assets of HealthMont of Texas and shall have released HealthMont of Texas from any liability or obligation to Heller; and

(f)       The Divestment shall have been completed.

Section 4.      Representations and Warranties of HealthMont of Texas. As an inducement to the Purchasers to enter into this Agreement and perform their obligations hereunder, HealthMont of Texas hereby represents and warrants to each Purchaser as follows:

Section 4.1    Organization and Authority. HealthMont of Texas is a corporation duly incorporated and validly existing under the laws of Tennessee, and is duly licensed or qualified to do business as a foreign corporation and is in good standing in each other jurisdiction in which it owns or leases any real property or in which the nature of business transacted by it makes such licensing or qualification necessary and where the failure so to qualify would have a material adverse effect on the business or financial position of HealthMont of Texas taken as a whole. HealthMont of Texas has the corporate power and authority to own and hold its properties and to carry on its business as currently conducted.

Section 4.2    Due Authorization.

(a)       The execution, delivery and performance by HealthMont of Texas of this Agreement are and the issuance and delivery of the Class C Shares following the filing of the Amended and Restated Charter will be within the corporate power and authority of HealthMont of Texas, and have been and will be duly authorized by all requisite corporate action.

(b)       Upon the filing of the Amended and Restated Charter, the Class C Shares will be duly authorized. Neither the issuance nor the delivery of the Class C Shares will be subject to any preemptive rights of stockholders of HealthMont of Texas or to any right of first refusal or other similar right in favor of any person.

Section 4.3    Validity. This Agreement has been duly executed and delivered by HealthMont of Texas and constitutes the legal, valid and binding obligation of HealthMont of Texas, enforceable in accordance with its terms except that: (i) enforceability may be limited by bankruptcy, insolvency or other similar laws affecting creditors’ rights generally; (ii) the availability of equitable remedies may be limited by equitable principles of general applicability; and (iii) rights to indemnification may be limited by public policy.

Section 4.4    Conflicting Agreements. HealthMont of Texas is not a party to any contract or agreement or subject to any corporate restriction which materially and adversely affects its business, property or assets or financial condition. Neither the execution and delivery of this Agreement and the issuance of the Class C Shares following the filing of the Amended and Restated Charter nor the fulfillment of nor compliance with the terms and provisions hereof will conflict with or result in a breach of the terms, conditions, or provisions of, or give rise to a right of termination under, or constitute a default under, or result in any violation of, HealthMont of Texas’s current Charter, its Amended and Restated Charter as will be filed or bylaws or any mortgage, agreement, instrument, order, judgment, decree, statute, law, rule or regulations to which HealthMont of Texas or any of its property is subject. HealthMont of Texas is not in default (i) under any outstanding indenture or other debt instrument or with respect to the payment of the principal of or interest on any outstanding obligations for borrowed money, or (ii) under any contracts or agreements, or under any instrument by which HealthMont of Texas is bound, in each case which materially and adversely affects the business, operations or financial condition of HealthMont of Texas taken as a whole.

Section 4.5    Capital Stock. Pursuant to the provisions of HealthMont of Texas’s current charter, the authorized capital stock of the Company consists of twenty million (20,000,000) shares, consisting of ten million (10,000,000) shares of common stock, $0.01 par value per share, and ten million (10,000,000) shares of Preferred Stock, $0.01 par value per share. Following the Recapitalization and the filing of the Amended and Restated Charter, the authorized capital stock of HealthMont of Texas will consist of thirty million (30,000,000) shares of common stock, consisting of (i) ten million (10,000,000) shares of Class A common stock, $0.01 par value per share (“Class A Common Stock”), (ii) ten million (10,000,000) shares of Class B common stock, $0.01 par value per share (“Class B Common Stock”), and (iii) ten million (10,000,000) shares of Class C common stock, $0.01 par value per share (“Class C Common Stock”). As of the date of this Agreement, One

Thousand (1,000) shares of common stock of HealthMont of Texas are validly issued and outstanding, fully paid and nonassessable. Immediately following the Recapitalization and the filing of the Amended and Restated Charter, but prior to completion of the transactions contemplated by this Agreement, (i) no shares of Class A Common Stock, (ii) six hundred seventy-five thousand (675,000) shares of Class B Common Stock, and (iii) no shares of Class C Common Stock will be validly issued and outstanding, fully paid and nonassessable. HealthMont of Texas has no obligation (contingent or otherwise) to purchase, redeem or otherwise acquire any shares of its capital stock or any interest therein or to pay any dividend or make any other distribution in respect thereof.

Section 4.6    Actions Pending. There is no action, suit, investigation or proceeding pending or, to the best knowledge and belief of HealthMont of Texas, threatened by any public official or governmental authority against or affecting HealthMont of Texas or any of its respective properties, assets or rights, by or before any court or by or before any governmental body or arbitration board or tribunal which questions the validity of this Agreement or any action taken or to be taken pursuant hereto or thereto, or which are reasonably likely to result in any material adverse change in the business or financial condition of HealthMont of Texas. To the best knowledge of HealthMont of Texas, there does not exist any basis for any such action, suit, investigation or proceeding.

Section 4.7    Compliance with Laws. HealthMont of Texas is not, and after giving effect to the transactions contemplated hereby HealthMont of Texas will not be, in violation of any statutes, laws, ordinances, governmental rules or regulations or any judgment, order or decree (domestic or foreign) to which HealthMont of Texas is, or will be, subject, and HealthMont of Texas has obtained any and all licenses, permits, franchises or other governmental authorizations necessary to the conduct of HealthMont of Texas’s business, except for such violations and failures to obtain that, in the aggregate, are not material to the operations, business, prospects, assets, properties or condition (financial or otherwise) of HealthMont of Texas.

Section 4.8    Governmental Approvals. HealthMont of Texas is not required to obtain any consent, approval or authorization of, or to make any declaration or filing with, any governmental authority as a condition to or in connection with the valid execution, delivery and performance of this Agreement and the valid issuance and delivery of the Class C Shares except for the filing of the Amended and Restated Charter and any filings required pursuant to state and federal securities laws which will be timely made after the Closing.

Section 4.9    Use of Proceeds. HealthMont of Texas will apply the proceeds of the issuance of the Class C Shares for general corporate purposes.

Section 4.10  Rights and Preferences of Class C Shares. Pursuant to the Amended and Restated Charter, the holders of the Class C Shares shall receive preferred liquidation rights as described in Exhibit B hereto.

Section 4.11  Disclosure. Neither this Agreement nor any certificate or schedule referred to herein and furnished to the Purchaser by or on behalf of HealthMont of Texas in connection with the transactions contemplated hereby contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein and therein not misleading. There is no fact peculiar to HealthMont of Texas which HealthMont of Texas has not disclosed to the Purchaser in writing which materially affects adversely or, so far as HealthMont of Texas can now reasonably foresee, will materially affect adversely the properties, business or condition (financial or otherwise) of HealthMont of Texas taken as a whole or of the ability of HealthMont of Texas to perform this Agreement or its obligations hereunder.

Section 5.      Representations of the Purchasers. As an inducement to HealthMont of Texas to enter into this Agreement and perform its obligations hereunder, each Purchaser severally represents and warrants to HealthMont of Texas as follows:

Section 5.1    Qualification. This Agreement, when executed and delivered by the Purchaser (and assuming the due authorization, execution and delivery by HealthMont of Texas) shall constitute a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except that: (i) enforceability may be limited by bankruptcy, insolvency or other similar laws affecting creditors’ rights generally; (ii) the availability of equitable remedies may be limited by equitable principles of general applicability; and (iii) rights to indemnification may be limited by public policy.

Section 5.2    Investment Representations and Acknowledgements.

(a)       Accredited Investor. The Purchaser is an “accredited investor,” as defined in Rule 501(a) of Regulation D promulgated by the Securities and Exchange Commission.

(b)       Purchase for Investment. The Purchaser is acquiring the Class C Shares solely for the Purchaser’s own account, or for an account as to which the Purchaser exercises sole investment discretion, as an investment and not with a view to the resale, distribution, or subsequent transfer, assignment, exchange or conveyance thereof, in whole or in part, or any interest therein in any transaction in violation of federal or state securities laws. The Purchaser has no present agreement, understanding, plan, arrangement or commitment providing for or which is likely to compel the transfer, pledge, sale or disposition of the Class C Shares, or any interest therein. The Purchaser will not attempt to sell, transfer, convey, exchange, or otherwise dispose of all or any part of the Class C Shares, except in accordance with applicable law and the provisions of this Agreement.

(c)       Investment Suitability. Purchaser has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of his purchase of the Class C Shares, is able to bear the substantial economic risks of an investment in the Class C Shares, and can afford the complete loss of his investment.

(d)       Access to Information. The Purchaser (a) has been given the opportunity to ask questions of and receive answers from the officers, directors, and employees of HealthMont of Texas concerning the business and affairs of HealthMont of Texas, and has in fact asked such questions and received such answers to his satisfaction, and (b) has had access to such information concerning HealthMont of Texas as the Purchaser has considered necessary in connection with his investment decision regarding the transactions contemplated hereby.

(e)       No General Solicitation. The Purchaser acknowledges that he has not received nor is he aware of any general solicitation or general advertising of the Class C Shares, including, but not limited to, any advertisement, article, notice, or other communication published in any newspaper, magazine, or similar media or broadcast over television or radio, and that the Purchaser was not invited to attend any seminar or meeting by means of any such general solicitation or general advertising.

(f)       No Registration. The Purchaser understands and agrees that the Class C Shares will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities law, that the Class C Shares may be required to be held until they are subsequently registered under the Securities Act and any applicable state securities law, or any corresponding provisions of succeeding laws, unless an exemption from the registration requirements of such laws is available, and that HealthMont of Texas is under no obligation to register the Class C Shares for resale.

(g)       Further Cooperation. Purchaser will do all acts and things reasonably requested of him in connection with any attempt by HealthMont of Texas to achieve compliance with federal and state securities laws in connection with the offering and sale of the Class C Shares.

(h)       Acknowledgments. Purchasers acknowledge that: (i) HealthMont of Texas and HealthMont of Texas LLC have entered into that certain Indemnification Agreement in favor of both HM Acquisition Corp. and SunLink Health Systems, Inc., a copy of which has been previously furnished to Purchasers; (ii) immediately after completion of the Divestment, HealthMont of Texas will enter into a Consulting Agreement with Timothy S. Hill, a form of which has previously been furnished to Purchasers; and (iii) immediately after completion of the Divestment, HealthMont of Texas will enter into a severance agreement with each of the Chief Executive Officer and the Chief Nursing Officer of the Hospital whereby HealthMont of Texas will agree to pay severance of $30,000 and $10,000, respectively, in a lump sum in the event such officer’s employment is terminated for any reason within twelve (12) months after the Closing Date.

Section 6.      Miscellaneous.

Section 6.1    Confidentiality. The terms of this Agreement are confidential. Except as may be required by law, no party shall disclose or make any public statements with respect to the terms of this Agreement unless such party has the consent of the other parties hereto.

Section 6.2    Fees and Expenses. All fees and expenses incurred by any Purchaser in connection with or related to this Agreement or the transactions contemplated hereby will be borne by such Purchaser. All fees and expenses incurred by HealthMont of Texas in connection with this Agreement will be borne by HealthMont of Texas.

Section 6.3    Further Assurances. From time to time, at the request of HealthMont of Texas and without further consideration, and at its own expense, each Purchaser will execute and deliver to HealthMont of Texas such other documents, and take such other action, as HealthMont of Texas may reasonably request in order to consummate the transactions contemplated hereby.

Section 6.4    Survival of Representations, Warranties and Agreements. All representations, warranties and agreements made by any party in this Agreement shall survive the execution and delivery of this Agreement and the issuance and delivery of the Class C Shares pursuant hereto.

Section 6.5    Successors and Assigns. All covenants and agreements contained in this Agreement by or on behalf of the parties hereto shall bind and inure to the benefit of the respective successors and assigns of the parties hereto whether so expressed or not. Without limiting the generality of the preceding sentence, the change in name of HealthMont of Texas as contemplated by the Recapitalization shall have no effect on the rights or obligations of the parties hereto.

Section 6.6    Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing any shall be deemed to have been duly given if personally delivered, sent by facsimile, registered or certified mail; or by an established overnight delivery service, to the following addresses:

If to a Purchaser, to such Purchaser’s address as set forth on Exhibit A hereto.

If to HealthMont of Texas:

HealthMont of Texas, Inc.
Dolly Vinsant Memorial Hospital
400 E. Highway 77
P.O. Box 42
San Benito, Texas 78586
Telephone: (956) 399-1313
Facsimile: (956) 361-2903
Attention: President

With a copy to:

Stokes Bartholomew Evans & Petree, P.A.

424 Church Street, 28th Floor
Nashville, Tennessee 37219
Telephone: (615) 259-1450
Facsimile: (615) 259-1470
Attention: William H. Neely, Esq.

or to such other address or such additional recipient as any party may have furnished to the others in writing in accordance herewith, except that notices of change of address shall only be effective upon receipt.

Section 6.7    Descriptive Headings. The descriptive headings of the several paragraphs of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

Section 6.8    Governing Law; Consent to Jurisdiction. This Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the State of Tennessee, without giving effect to the choice of law or conflicts principles thereof. Any legal action or proceeding with respect to this Agreement may be brought in the courts of the State of Tennessee or of the United States of America for the District of Middle Tennessee, and, by execution and delivery of this Agreement, HealthMont of Texas and each Purchaser hereby accepts for itself, and in respect of their property, generally and unconditionally, the jurisdiction of the aforesaid courts. HealthMont of Texas irrevocably consents to the service of process out of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to HealthMont of Texas at its address set forth herein after such mailing.

Section 6.9    Remedies. In case any one or more of the covenants and/or agreements set forth in this Agreement shall have been breached by HealthMont of Texas or a Purchaser, HealthMont of Texas or the Purchasers, as applicable, may proceed to protect and enforce its rights either by suit in equity and/or by action at law, including, but not limited to, an action for damages as a result of any such breach and/or an action for specific performance of any such covenant or agreement contained in this Agreement.

Section 6.10  Entire Agreement. This Agreement and the other writings referred to herein or delivered pursuant hereto contain the entire agreement among the parties with respect to the subject matter hereof and supersede all prior and contemporaneous arrangements or understandings with respect thereto.

Section 6.11  Severability. In case any provision of this Agreement shall be held to be invalid, illegal, or unenforceable, it shall, to the extent practicable, be modified so as to make it valid, legal and enforceable and to retain, as nearly as practicable, the intent of the parties, and the validity, legality and enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired thereby.

Section 6.12  Amendments. This Agreement may be amended, and the observance of any term of this Agreement may be waived, with (and only with) the written consent of HealthMont of Texas and all the Purchasers.

Section 6.13  Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart. For purposes of this Agreement, facsimile signatures shall be deemed to constitute original signatures.

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IN WITNESS WHEREOF, the parties hereto have caused the foregoing Agreement to be executed as of the day and date first above written.

HEALTHMONT OF TEXAS: HEALTHMONT OF TEXAS, INC
By:

Timothy S. Hill, President

PURCHASERS:

Ambulatory Management Services Igor Kozlik, Chief Executive Officer

Leslie Bingham Escareno

Thomas H. Butler, Jr.

Exhibit A

SHARES TO BE PURCHASED

PURCHASER		NUMBER OF SHARES OF CAPITAL STOCK (TO BE COMPRISED OF SHARES OF CLASS C COMMON STOCK)	AGGREGATE PURCHASE PRICE

Ambulatory Management Services 1100 North Expressway 83, Suite 3 Brownsville, Texas 78521 Telephone: 956-358-9777 Facsimile: 956-504-3232		300,000	$300,000

Leslie Bingham Escareno
Address: Telephone: Facsimile:	400 E Highway 77 San Benito, TX78586 956-365-5230 956—5233365	100,000	$100,000

Thomas H. Butler, Jr. Address: 4717 Potomac Lan Brentwood, TN 37027 Telephone: 615-309-8430 Facsimile: 615-250-7861		350,000	$350,000

Exhibit B

PLAN OF RECAPITALIZATION